FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 13, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

13 November 2007

ARM Introduces SecurCore SC300 Processor For Smart Card Applications

Cortex-M3 processor-based CPU features advanced security features and energy efficiency

CAMBRIDGE, UK – Nov. 13, 2007 –ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced at CARTES & IDentification 2007 in Paris, France, the availability of the ARM® SecurCore® SC300™ processor, designed specifically for contactless and USB smart cards and embedded security applications. The new product, based upon the popular Cortex™-M3 processor, combines the proven security features of ARM SecurCore processors, currently the most widely-licensed 32-bit RISC CPU for smart cards worldwide, with the code efficiency of the Thumb®-2 instruction set architecture, doubling energy efficiency and performance.

With collaboration from three tier one contactless IC vendors, the SecurCore SC300 processor will enable more functionality to be embedded in a smart card or SIM card than ever before, with minimal additional silicon area. In addition, the SC300 processor features fast real-time handling of multiple interfaces for new high-speed and contactless applications, including Smart Card Web Server (SWCS) and Near Field Communication (NFC).

“From credit cards and electronic wallets, to mobile phone SIM cards, e-passports and identity cards, smart cards have become a ubiquitous part of our daily lives,” said Ian Drew, vice president, segment marketing, ARM. “As smart cards are required to support more complex applications and security features, the market will continue to shift from 8-bit to 32-bit processors. The SecurCore SC300 processor provides great system performance with very low power consumption, and vastly simplifies the migration to 32-bit smart card platforms through a familiar programming environment.”

“SIM cards, identification projects and payment are the current drivers of the smart card markets in all regions. The demand for smart cards is also escalating due to demand from increasingly security-conscious government and enterprises,” said Anoop Ubhey, global program director, smart cards, Frost & Sullivan. “Secure 32-bit platforms such as the ARM SecurCore SC300 processor are essential in enabling the growing level of sophistication in smart cards.” The SecurCore SC300 processor offers fully featured debug facilities and tools to help smart card OEMs speed software development. Further, smart card emulation is available prior to silicon, enabling collaboration in the early stages of hardware and software development, and accelerating time-to-market.

The ARM Cortex-M3 processor, which forms the foundation of the SecurCore SC300 processor, was specifically developed to target the low-cost requirements of a broad range of markets and applications where memory and processor size significantly impact device costs. The Cortex-M3 processor brings together multiple technologies to reduce memory size while delivering industry-leading performance in a small power efficient RISC core and delivers an ideal platform to accelerate the migration of thousands of applications around the globe from legacy components to 32-bit microcontrollers.

This assures full compatibility with other ARM processors as well as direct and immediate support from the ARM RealView® Microcontroller Development Kit which is ideal for developing the firmware that will run on smart cards.   Additional information on the ARM SecurCore SC300 processor is available at: www.arm.com.

Availability
The ARM SecurCore SC300 processor is available for licensing now, along with supporting technology.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, SecurCore and Thumb are registered trademarks of ARM Limited. Cortex and SC300 are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran Text 100 +44 20 8846 0727 haranr@text100.co.uk	Lorna Basey ARM +44 1223 400835 lorna.basey@arm.com	Claudia Natalia ARM +1 408 548 3172 claudia.natalia@arm.com